CREDITSUISS~


   October 25, 2022

   Securities and Exchange Commission
   100 F Street, N.E.
   Washington, D.C. 20549

           Re: Registration Statement on Form S-4 (Registration No. 333-264902)

   To whom it may concern:

       Reference is made to the above-referenced registration statement (the
Registration Statement   ) of Tiga
   Acquisition Corp (the    Issuer   ) under the Securities Act of 1933, as
amended (the    Securities Act   ) with
   respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more
   target companies (the    Transaction   ). The Registration Statement has not
yet been declared effective as of the
   date of this letter.

       This letter is to advise you that, effective as of May 10, 2022, our firm has resigned from, or ceased or refused to act in, any capacity and relationship with respect to the Transaction.

       Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or
   Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of
   Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                                                             Sincerely,

                                                             CREDIT SUISSE
SECURITIES (USA) LLC

      Digitally signed by Ryan Kelley
                                                             By   Ryan Kelley
      Date: 2022.10.25 06:48:59

      -04'00'


                                                             Name: Ryan Kelley
                                                             Title: Director